Ads In Motion, Inc.
159 South Street
Morristown, New Jersey 07960

May 4, 2011

Larry Spirgel
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ads In Motion, Inc. Form 8-K/A Filed April 11, 2011 File No. 000-53460

Dear Mr. Spirgel:

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated April 21, 2011 related to the Company’s Form 8-K/A filed on April 11, 2011. Please accept this correspondence as a request for an extension of time to provide the Commission with our response to the comment letter. As discussed with the Commission today, the Company will respond to the Commission’s comment letter, dated April 21, 2011, no later than May 9, 2011.

Thank you for your attention to this matter.

Sincerely,

/s/ Jordan Glatt
Jordan Glatt
President and Chief Executive Officer